December 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	RMB Investors Trust (the "Trust") Registration Statement on Form N-1A (File No. 002-17226)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date for Post-Effective Amendment No. 112 to the Registration Statement on Form N‑1A referenced above be accelerated so that it will become effective as of December 20, 2017 or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

RMB INVESTORS TRUST By: /s/Walter Clark Name: Walter Clark Title: President

December 19, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST
RMB INVESTORS TRUST (the "Trust")
Securities Act Registration No: 002-17226
Investment Company Act Registration No: 811-00994

Dear Ms. White:

REQUEST FOR ACCELERATION.  As the principal underwriter of the RMB International Small Cap Fund, RMB International Fund, and RMB Japan Fund (the "Funds"), each a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission's authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Post-Effective Amendment No. 112 to the Trust's Registration Statement which was filed on Form N-1A on behalf of the Funds on December 19, 2017, be accelerated to December 20, 2017, or as soon as practicable thereafter.

Sincerely,

Foreside Fund Services, LLC

/s/Mark A. Fairbanks

Mark A. Fairbanks
Vice President
Three Canal Plaza, Suite 100
Portland, Maine 04101